UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Apollo Endosurgery, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03767D108
(CUSIP Number)

John Bateman
CPMG, Inc.
4215 West Lovers Lane, Suite 100
Dallas, Texas 75209
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 03767D108	SCHEDULE 13D	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,183,603

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,183,603

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,183,603

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.	This percentage is based on 47,549,160 Shares outstanding after the Forced Conversion (defined herein), as provided by the Issuer.

CUSIP No.: 03767D108	SCHEDULE 13D	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,183,603

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,183,603

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,183,603

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	This percentage is based on 47,549,160 Shares outstanding after the Forced Conversion (defined herein), as provided by the Issuer.

CUSIP No.: 03767D108	SCHEDULE 13D	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
ANTAL ROHIT DESAI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,183,603

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,183,603

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,183,603

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	This percentage is based on 47,549,160 Shares outstanding after the Forced Conversion (defined herein), as provided by the Issuer.

CUSIP No.: 03767D108	SCHEDULE 13D	Page 5 of 9 Pages
Item 1.	Security and Issuer
This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, $0.001 par value per share (the “Shares”), of Apollo Endosurgery, Inc. (the “Issuer”), whose principal executive offices are located at 1120 South Capital of Texas Highway, Building 1, Suite #300, Austin, Texas 78746. This Amendment No. 6 amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on January 9, 2017, as amended by Amendment No. 1, filed by the Reporting Persons with the SEC on July 27, 2017, Amendment No. 2, filed by the Reporting Persons with the SEC on August 14, 2019, Amendment No. 3, filed by the Reporting Persons with the SEC on July 22, 2020, Amendment No. 4, filed by the Reporting Persons with the SEC on September 10, 2020, and Amendment No. 5, filed by the Reporting Persons with the SEC on October 19, 2021 (as amended, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. CPMG, Inc. (“CPMG”);
2. R. Kent McGaughy, Jr. (“Mr. McGaughy”); and
3. Antal Rohit Desai (“Mr. Desai”).

This Schedule 13D relates to Shares held for the accounts of the following funds for which CPMG is the general partner and investment manager: (i) Crested Crane, LP, a Delaware limited partnership (“Crested Crane”); (ii) Curlew Fund, L.P., a Texas limited partnership (“Curlew Fund”); (iii) Kestrel Fund, L.P., a Texas limited partnership (“Kestrel Fund”); (iv) Mallard Fund, L.P., a Texas limited partnership (“Mallard Fund”); and (v) Roadrunner Fund, LP, a Texas limited partnership (“Roadrunner Fund”); and (vi) Killdeer Fund, LP, a Texas limited partnership (“Killdeer Fund” and, together with Crested Crane, Curlew Fund, Kestrel Fund, Mallard Fund and Roadrunner Fund, the “CPMG Funds”) and, in such capacity, may be deemed to have voting and investment power with respect to the shares held directly by the CPMG Funds. Each of Mr. McGaughy and Mr. Desai is a shareholder and managing partner of CPMG and may be deemed to share voting and investment power with respect to the shares held directly by the CPMG Funds.  The address of the principal business office of each of the Reporting Persons is 4215 West Lovers Ln, Suite 100, Dallas, Texas 75209.

CPMG is a Texas corporation and each of Mr. Desai and Mr. McGaughy is a citizen of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

Support Agreement

On November 29, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Boston Scientific Corporation, a Delaware corporation (“Parent”), and Textile Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger (the “Surviving Company”) as an indirect wholly owned subsidiary of Parent.

CUSIP No.: 03767D108	SCHEDULE 13D	Page 6 of 9 Pages
In connection with the execution of the Merger Agreement, Mr. McGaughy, a member of the Issuer’s board of directors, and the CPMG Funds (together, with Mr. McGaughy, the “CPMG Signatories”), entered into a voting and support agreement, dated as of November 29, 2022 (the “CPMG Support Agreement”). Under the CPMG Support Agreement, the CPMG Signatories have, among other things, agreed to, during the term of the CPMG Support Agreement, vote the Shares held by the CPMG Signatories (i) in favor of the adoption of the Merger Agreement; (ii) in favor of any proposal to adjourn or postpone any meeting of the holders of Shares at which the matters described in the preceding clause (i) are submitted for the consideration and vote of the holders of Shares to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; and (iii) against any action or agreement that would reasonably be expected to prevent or materially delay the ability of the Issuer to consummate the transactions contemplated by the Merger Agreement.

The foregoing description of the CPMG Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CPMG Support Agreement, filed as Exhibit B to this Schedule 13D, which is incorporated herein by reference.

Forced Conversion

On December 28, 2022, the Issuer notified the holders of its outstanding 6.0% Convertible Debentures due 2026 (“Debentures”) that it elected to cause the eligible portion of the aggregate principal amount of the Debentures outstanding to be converted into Shares at the fixed conversion price of $3.25 per Share and to issue Shares to satisfy accrued but unpaid interest on the principal amount to be converted through December 28, 2022 (together, the “Forced Conversion”). The conditions under the Debentures to permit the Forced Conversion were satisfied on December 27, 2022. Pursuant to the terms of the Debentures, the Issuer expects to issue the Shares for the Forced Conversion on or about January 3, 2023. Each Share issued in the Forced Conversion will be converted into the right to receive $10 in cash, without interest, at the effective time of the Merger.

As a result of the Forced Conversion: (i) Curlew Fund received 146,577 Shares upon conversion of $476,375 principal amount of the Debentures held for its account and 1,421 Shares to satisfy accrued but unpaid interest on the Debentures held for its account as of December 28, 2022; (ii) Killdeer Fund received 586,308 Shares upon conversion of $1,905,500 principal amount of the Debentures held for its account and 5,682 Shares to satisfy accrued but unpaid interest on the Debentures held for its account as of December 28, 2022; and (iii) Roadrunner Fund received 1,465,770 Shares upon conversion of $4,763,750 principal amount of the Debentures held for its account and 14,204 Shares to satisfy accrued but unpaid interest on the Debentures held for its account as of December 28, 2022.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended by adding the following:

(a) As the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 6,183,603 Shares (approximately 13.0% of the total number of Shares outstanding). These Shares are held for the following accounts:

(A) 45,594 Shares held for the account of Crested Crane;
(B) 675,181 Shares held for the account of Curlew Fund;
(C) 63,671 Shares held for the account of Kestrel Fund;
(D) 400,675 Shares held for the account of Mallard Fund;
(E) 3,687,781 Shares held for the account of Roadrunner Fund; and
(F) 1,310,701 Shares held for the account of Killdeer Fund.

The beneficial ownership percentages reported herein were calculated based on 47,549,160 Shares outstanding after the Forced Conversion, as provided by the Issuer.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to the 6,183,603 Shares reported in this Schedule 13D.

CUSIP No.: 03767D108	SCHEDULE 13D	Page 7 of 9 Pages
(c) The response to Item 4 of this Amendment No. 6 is incorporated by reference herein.  Other than as reported in this Amendment No. 6, none of the Reporting Persons has effected any transaction in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Amendment No. 6 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:
Voting and Support Agreement, by and among Boston Scientific Corporation, Mr. McGaughy, and other Stockholders including CPMG, dated as of November 29, 2022 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer with the SEC on November 30, 2022).

CUSIP No.: 03767D108	SCHEDULE 13D	Page 8 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

	By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

ANTAL ROHIT DESAI

/s/ Antal Rohit Desai

December 30, 2022

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP No.: 03767D108	SCHEDULE 13D	Page 9 of 9 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Apollo Endosurgery, Inc., dated as of December 30, 2022, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

CPMG, INC.

	By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

ANTAL ROHIT DESAI

/s/ Antal Rohit Desai

December 30, 2022